SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No: 3)

 MIX TELEMATICS LTD. SP
--------------------------------------------------------
(Name of Issuer)

 Ordinary Shares
--------------------------------------------------------
(Title of Class of Securities)

 60688N102**
--------------------------------------------------------
(CUSIP Number)

 December 31, 2023
--------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The ordinary shares of the Issuer do not have a CUSIP number assigned to them. The CUSIP number for the American depositary shares (the "ADRs") of the Issuer is 60688N102. Each ADR represents 25 ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.   60688N102

(1)Names of reporting persons.

 Disciplined Growth Investors, Inc.


(2) Check the appropriate box if a member of a group
(a) [  ]
(b) [  ]


(3) SEC use only

(4) Citizenship or place of organization

 Minnesota

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

 63,217,950 ordinary shares represented by 2,528,718 ADRs

(6) Shared voting power

 0

(7) Sole dispositive power

 63,217,950 ordinary shares represented by 2,528,718 ADRs

(8) Shared dispositive power

 0

(9) Aggregate amount beneficially owned by each reporting person

 63,217,950 ordinary shares represented by 2,528,718 ADRs

(10) Check if the aggregate amount in Row (9) excludes certain shares

(11) Percent of class represented by amount in Row 9

 11.41%

(12) Type of reporting person

 IA





Item 1.

Item 1(a) Name of issuer:
-----------------------------------------------------------------------

MIX TELEMATICS LTD. SP

Item 1(b) Address of issuer's principal executive offices:
-----------------------------------------------------------------------

 750 PARK OF COMMERCE BLVD SUITE 100
 BOCA RATON, FL 33487


Item 2.


2(a) Name of person filing:
----------------------------------------------------------------------
Disciplined Growth Investors, Inc.


2(b) Address or principal business office or, if none, residence:
-----------------------------------------------------------------------
150 South Fifth Street
Suite 2550
Minneapolis, MN 55402


2(c) Citizenship:
--------------------------------------------------------------------
U.S.A.


2(d) Title of class of securities:
-------------------------------------------------------------------

 Common Stock

2(e) CUSIP No.:
See Cover Page






Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
[ ] Broker or dealer registered under Section 15 of the Act;
[ ] Bank as defined in Section 3(a)(6) of the Act;
[ ] Insurance company as defined in Section 3(a)(19) of the Act;
[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
[ ] An employee benefit plan or endowment fund in accordance with
            Rule 13d-1(b)(1)(ii)(F);
[ ] A parent holding company or control person in accordance with
            Rule 13d-1(b)(1)(ii)(G);
[ ] A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
[ ] A non-U.S. institution in accordance with
            Rule 240.13d-1(b)(1)(ii)(J);
[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


Amount beneficially owned:

 63,217,950 ordinary shares represented by 2,528,718 ADRs

Percent of class

 11.41%

Number of shares as to which such person has:

Sole power to vote or to direct the vote

 63,217,950 ordinary shares represented by 2,528,718 ADRs

Shared power to vote or to direct the vote

  0

Sole power to dispose or to direct the disposition of

 63,217,950 ordinary shares represented by 2,528,718 ADRs

Shared power to dispose or to direct the disposition of

  0









Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


Item 6. Ownership of More than 5 Percent on Behalf of Another Person

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

  Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of
   MIX TELEMATICS LTD. SP
   No one person's interest in the common stock of MIX TELEMATICS LTD. SP is more than five percent of the total outstanding common shares.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.


Item 8. Identification and Classification of Members of the Group


If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.


Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2024
Disciplined Growth Investors, Inc.


By:_ /s/ Peter Rieke
Name: Peter Rieke
Title: CCO


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).